DREMAN/CLAYMORE DIVIDEND & INCOME FUND

OLD MUTUAL/CLAYMORE LONG-SHORT FUND

CLAYMORE/RAYMOND JAMES SB-1 EQUITY FUND

2455 Corporate West Drive

Lisle, Illinois 60532

April 18, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs:

Enclosed for filing on behalf of Dreman/Claymore Dividend & Income Fund, Old Mutual/Claymore Long-Short Fund and Claymore/Raymond James SB-1 Equity Fund (each a “Trust” and collectively, the “Trusts”), pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940 (“1940 Act”) are the following:

(a) a copy of the joint fidelity bond issued by ICI Mutual Insurance Company naming the Trusts as insureds;

(b) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of each Trust approving the form and amount of the bond and the portion of the premium to be paid by each of the Trusts;

(c) the amount of the single insured bond which each Trust would have provided and maintained had it not been named as an insured under a joint insured bond, listed on Attachment A hereto; and

(d) a copy of the agreement among the Trusts entered into pursuant to Rule 17g-1(f) under the 1940 Act.

The premium for the bond has been paid for the period from January 27, 2007 to May 19, 2007.

Please contact the undersigned at (630) 577-2248 with any questions or comments.

Sincerely,

/s/ Matthew J. Patterson
Matthew J. Patterson
Secretary

ATTACHMENT A

The amount of the single insured bond which each Trust would have provided and maintained had it not been named as an insured under a joint insured bond:

Trust	Amount
Dreman/Claymore Dividend & Income Fund	$1,500,000
Old Mutual/Claymore Long-Short Fund	$750,000
Claymore/Raymond James SB-1 Equity Fund	$600,000